Joway Health Industries Group Inc. (f/k/a G2 Ventures, Inc.)

16th Floor, Tianjin Global Zhiye Square, 309 Nanjing Road

Nankai District, Tianjin, PRC

August 23, 2011

John Reynolds

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:	Joway Health Industries Group Inc. (f/k/a G2 Ventures, Inc.)

Form 8-K/A

Filed June 13, 2011

Form 10-K for the Fiscal Year Ended December 31, 2010

File: 333-108715

Dear Mr. Reynolds:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to Joway Health Industries Group Inc. (formerly G2 Ventures, Inc.) (the “Company”) dated April 13, 2011.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses. References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Form 8-K/A Filed June 13, 2011

Corporate Structure and History, page 4

Staff Comment 1. We reissue comment two of our letter dated April 13, 2011. Please revise to provide clear disclosure as the ownership of Crystal Globe and Dynamic Elite. Clarify the entrust agreement and whether the entrust agreement provided Mr. Zhang ownership of Dynamic Elite. In addition, as previously requested, while you state the founders of the companies you do not clearly state the controlling shareholder(s) before the transactions. Clarify whether Mr. Zhang had any ownership, directly or indirectly, of Crystal Globe and Dynamic Elite before the transactions.

Response: The Company’s 8-K/A filed with the SEC on June 13, 2011 provides the following disclosures:

1.	Dynamic Elite was formed on June 2, 2010 by Mr. Lionel Evan Liu, a businessman and friend of Mr. Zhang Jinghe, our Chief Executive Officer.

2.	On June 2, 2010, Mr. Liu and Jinghe Zhang entered into an Entrust Agreement pursuant to which, Jinghe Zhang was given irrevocable authority to make all business, operating and organizational decisions regarding Dynamic Elite.

John Reynolds

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

August 23, 2011

3.	On September 15, 2010, Mr. Liu caused Dynamic Elite to establish Tianjin Junhe Management Consulting Co., Ltd. (“Junhe Consulting”) as a wholly-owned subsidiary and appointed Mr. Zhang Jinghe its Executive Director.

4.	Junhe Consulting was established as a wholly foreign owned entity (WOFE) under the laws of the Peoples’ Republic of China (“PRC”) for the purposes of acquiring the Joway Group and engaging in the manufacture and distribution of tourmaline products in China.

5.	Mr. Liu formed Crystal Globe under the laws of the British Virgin Islands to hold all of the outstanding shares of Dynamic Elite and appointed Mr. Zhang to be the executive director of Crystal Globe.

6.	As a result of the foregoing, Mr. Zhang effectively controlled Crystal Globe and Dynamic Elite prior to the Reverse Merger.

7.	In connection with the Reverse Merger and as consideration for entering into the VIE Agreements, Mr. Zhang Jinghe and Mr. Baogang Song entered into a Call Option Agreement with the sole shareholder of Crystal Globe, pursuant to which they have the right to purchase up to 99% and 1%, respectively, of the shares of Crystal Globe at an aggregate price equal of $20,000 over the next three years. As a result, over the next three years Mr. Zhang and Mr. Song will become the indirect beneficial owners of 99% and 1%, respectively, of the shares of the Company held by Crystal Globe. As a result of the foregoing, Mr. Zhang effectively controlled Crystal Globe and, through Crystal Globe, the entire Company after the Reverse Merger.

8.	Lionel Evan Liu is the sole shareholder of Crystal Globe Limited.

9.	Mr. Zhang is the executive director of Crystal Globe and as such has voting and dispositive control over the shares held by Crystal Globe. In addition, Mr. Zhang has entered into a Call Option Agreement with Mr. Liu, the sole shareholder of Crystal Globe, pursuant to which Mr. Zhang has the right to purchase up to 99% of the shares of Crystal Globe (“the Option”); thirty-four percent (34%) of the Option vests on April 2, 2011, and 33% of the Option vests on April 2, 2012 and April 2, 2013, respectively. As a result of the Option, Mr. Zhang will become the indirect beneficial owner of 99% of the shares of the Company held by Crystal Globe.

The Company respectfully believes that it has adequately disclosed the ownership and control of both Crystal Globe and Dynamic Elite both before and after the Reverse Merger.

Staff Comment 2. We reissue comment three of our letter dated April 13, 2011. Please revise to disclose the material terms of the July 25, 2010 share acquisition agreements with Chen Jingyum and Wang Aiying to sell their shares to the Joway Group. In addition, please advise use whether Exhibits 10.21 and 10.23 are complete. We note that these agreements omit the consideration to be paid.

Response: The Company states again that Exhibits 10.21 and 10.23 are complete. The Company understands that the consideration paid for the shares is not set forth in the agreement, however, the amount of consideration was agreed upon orally between the parties. The Company has disclosed the consideration paid in the Report.

Description of Business, page 11

Staff Comment 3. We note your response to comment four of our letter dated April 13, 2011 regarding the scientific support for your claims of the benefits of tourmaline. It appears the studies and articles cited references some possible benefits of tourmaline, but your statement still appear promotional in nature compared to the measured statements cited as support for your claims. Please revise to remove the promotional language and provide a more balanced view of the benefits of tourmaline.

John Reynolds

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

August 23, 2011

Response: The following six statements in the Report are the only statements which discuss the possible health benefits of tourmaline.

1.	FIRs are invisible waves of energy capable of penetrating deep into the human body, where they gently elevate the body’s surface temperature and activate major bodily functions. Negative ions are atoms that have a negative electric charge. It is believed that FIRs and negative ions gently heal, soothe, stimulate and detox the physical body, as well as the mind. (Source: http://www.globalhealingcenter.com/tourmaline.html).

2.	Because it is a permanent source of FIRs and negative ions, tourmaline is believed to have the advantage of improving human body circulation, relieving stress, increasing mental alertness and strengthening the immune system function (Source: Niwa Institute for Immunology, Japan. Int J. Biometeorol 1993 Sep; 37(3) 133-8).

3.	In view of its powerful health benefits, tourmaline has been used to manufacture a wide range of healthcare products, including apparel, bedding, water purifiers, sauna rooms, and personal care products.

4.	We believe these tourmaline-treated daily healthcare products and personal care products produce FIRs and negative ions which stimulate blood circulation in capillary vessels and deliver incredible benefits to users both physically and mentally.

5.	Our tourmaline water machines or water mugs purify, mineralize and activate the water in them because we infuse tourmaline particles into the filter of the water machine or water mug. It is believed that the purified, mineralized and activated water will promote the drinker’s metabolism and prevent oxidation.

The Company will revise the foregoing statements as follows:

1.	FIRs are invisible waves of energy capable of penetrating deep into the human body. Negative ions are atoms that have a negative electric charge. FIRs and negative ions are perceived to have certain health benefits. (Source: http://www.globalhealingcenter.com/tourmaline.html).

2.	Because it is a permanent source of FIRs and negative ions, tourmaline is perceived to have certain health benefits (Source: Niwa Institute for Immunology, Japan. Int J. Biometeorol 1993 Sep; 37(3) 133-8).

3.	In view of its perceived health benefits, tourmaline has been used to manufacture a wide range of healthcare products, including apparel, bedding, water purifiers, sauna rooms, and personal care products.

4.	We believe these tourmaline-treated daily healthcare products and personal care products produce FIRs and negative ions which have perceived health benefits.

5.	We infuse tourmaline particles into the filters of our tourmaline water machines and water mugs. Tourmaline is perceived to have certain health benefits.

In addition, the Company will add the following paragraph to the Section titled “Description of our Business — Introduction to Tourmaline”:

John Reynolds

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

August 23, 2011

While tourmaline has perceived health benefits, the actual benefits of tourmaline to human health are unknown. The full efficacy of tourmaline to human health requires further significant clinical study. We are not aware of any formal clinical studies which have validated the health benefits of tourmaline.

Staff Comment 4. We reissue comment eight of our letter dated April 13, 2011. Please revise your Form 8-K to describe the business of Shenyang Joway and its similarities and relationship with the Joway Group. Also discuss the circumstances and timing of why and when it ceased being an operating company. In 2008 and 2009, Shenyang Joway was one of your largest suppliers, but it is unclear why and when it ceased operations and how that impacted your business.

Response: Shenyang Joway Industrial Development Co., Ltd. (“Shenyang Joway”) was formed in 2005 in Shenyang, China by Mr. Jinghe Zhang and three other individuals. Mr. Zhang holds more than 50% of the equity in Shenyang Joway. Shenyang Joway was in the business of marketing and distributing clothing and related products to other companies.

On May 17, 2007, Jinghe Zhang together with Si Lijun and Song Baogang, who were unaffiliated with Shenyang Joway, founded Tianjin Joway Textile Co., Ltd. in Tianjin, China as a limited liability company under the laws of the PRC. On November 24, 2009, the company changed its name to Tianjin Joway Shengshi Group Co., Ltd. (“Joway Group”). Mr. Jinghe Zhang is the Executive Director and General Manager of Joway Group. On July 1, 2010, Si Lijun transferred all of his equity interest in Joway Group to Jinghe Zhang. As a result, Mr. Zhang now owns 99% of the equity interest in Joway Group and Song Baogang owns the remaining 1% of the equity interest of Joway Group. The Company’s wholly-owned subsidiary Tianjin Junhe Management Consulting Co., Ltd. (“Junhe Consulting”), controls Joway Group through the VIE agreements.

In 2008 and 2009 Joway Group entered into a number of sales contracts with Shengyang Joway, pursuant to which the Joway Group purchased inventory and equipment from Shengyang Joway.

In 2009 Mr. Zhang decided to shut down the operations of Shenyang Joway in order to focus his attention on the Joway Group’s business and on December 20, 2009, Joway Group entered into a final sales contract with Shengyang Joway pursuant to which the Joway Group purchased inventory in the amount of $137,395 from Shengyang Joway.

In addition, from 2007 through 2009, Shenyang Joway advanced the Joway Group an aggregate of $694,458. The advances were non-interest bearing and had no specified repayment terms. As of June 30, 2010, the total unpaid principal balance due Shenyang Joway for advances was $138,093. Shenyang Joway also licensed the trademarks “Xi” and “Joway” to the Joway Group pursuant to a royalty-free license.

Shenyang Joway has ceased operations, although it still exists as a legal entity, and the Joway Group was able to find new suppliers with no material adverse impact to the Company.

We will amend the Report to add the disclosure set forth above.

John Reynolds

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

August 23, 2011

Security Ownership of Certain Beneficial Owners and Management, page 60

Staff Comment 5. We note that footnote four of your beneficial ownership table is inconsistent with footnote five as to who has voting power over the shares of Crystal Globe. Please reconcile.

Response: We will amend the Report to correct footnote four to the beneficial ownership table.

Exhibits

Staff Comment 6. Please revise the exhibits index, as the *** does not indicate where such exhibits can be found.

Response: The *** denotes exhibits filed with the original Current Report on Form 8-K. We will amend the Report to clarify this.

Staff Comment 7. We note that exhibit 10.20 is missing Appendix 1. Please file this exhibit in its entirety.

Response: We will amend the Report to file the missing Appendix 1 to Exhibit 10.20.

Form 10-K for Fiscal Year Ended December 31, 2010

General

Staff Comment 8. Please revise your annual report to address any relevant issue noted in our comments above and to comply with the prior comments issued on the Form 8-K.

Response: We will revise our Annual Report to address any relevant issues noted in the comments above.

Item 9A. Controls and Procedures

Management’s Annual Report on Internal Control over Financial Reporting, page 57

Staff Comment 9. Considering (i) your response to our prior comments 24-29 from our letter dated November 5, 2010 and (ii) your risk factor disclosure on page 33 which states that most of your accounting and finance staff are not educated and trained in U.S. GAAP and SEC reporting requirements, please provide us with a detailed discussion of the factors you considered in assessing whether this pervasive issue would result in a significant deficiency or material weakness and how this issue was overcome to support your conclusion that your internal controls over financial reporting were effective at December 31, 2010 .

Response: Although most of our accounting staff are not formally educated in U.S. GAAP and SEC reporting requirements, both our Financial Manager, who is responsible for preparing the Company’s financial statements, including the adjustments in order to convert the Company’s financial statements to U.S. GAAP and our Chief Financial Officer who is responsible for reviewing the adjustments made by the Financial Manager to convert the financial statements to U.S. GAAP have had education and training in U.S. GAAP accounting as part of their university education and receive regular continuing education in U.S. GAAP accounting and SEC reporting requirements. In addition, both our Financial Manager and our Chief Financial Officer were employed by Tiens Biotech, Inc., a U.S. publicly listed company.

John Reynolds

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

August 23, 2011

In addition, as part of the Company’s process to prepare its Annual Report on Form 10-K, the Company hired an independent accounting firm in the PRC with knowledge of SEC rules and regulations and reporting requirements to assist the Company’s CFO and Financial Manager to prepare the 10-K and to evaluate the effectiveness of the Company’s disclosure controls and its internal controls over financial reporting. As a result, the Company’s Chief Executive Officer and Chief Financial Officer were able to conclude that the Company’s our disclosure controls and internal controls over financial reporting were effective as of December 31, 2010.

Staff Comment 10. Please revise to provide disclosures required by Item308(c) of Regulation S-K. Please ensure you sufficiently detail all material changes to your internal control over financial reporting that resulted from the share exchange transaction in October 2010.

Response: We will revise our Annual Report to include the following disclosure:

On October 1, 2010, we consummated a share exchange (i) Crystal Globe Limited, a company formed under the laws of the British Virgin Islands (“Crystal Globe”), the sole shareholder of Dynamic Elite International Limited, a limited liability company formed under the laws of the British Virgin Islands (“Dynamic Elite”) and (ii) Dynamic Elite to acquire all the issued and outstanding capital stock of Dynamic Elite in exchange for the issuance to Crystal Globe of 15,215,426 restricted shares of our common stock (the “Reverse Merger”). Following the consummation of the Share Exchange, the accounting and finance personnel of the Company’s subsidiaries in China became the finance and accounting personnel of the Company. Management in China engaged experienced accounting consultants who assisted the Company’s internal accounting and finance personnel in the preparation of the Company’s annual and quarterly financial reports. In addition, we have recently hired an officer with auditing and financial background who will follow internal accounting and compliance with Sarbanes-Oxley Act of 2002. Periodically, management will assess the need for additional accounting resources as the business develops.

Management will continue to monitor and evaluate the effectiveness of our internal controls and procedures and our internal control over financial reporting on an ongoing basis and are committed to taking further action and implementing enhancements or improvements, as necessary.

The Company acknowledges that it is responsible for the accuracy and adequacy of the disclosure in its filings pursuant to the Securities Exchange Act of 1934 and that such filings include the information the Securities Exchange Act of 1934 and all applicable Securities Act rules require.

Sincerely,

/s/ Jinghe Zhang
Jinghe Zhang
Chief Executive Officer

Enclosures

John Reynolds

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

August 23, 2011

CC:        Alisande Rozynko

The Crone Law Group